UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

IDT Corporation

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

448947309

(CUSIP Number)

Charles Y. Tanabe, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 8785-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448947309

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,237,568

	8.	Shared Voting Power See Item 5(b) of this Third Amendment.

	9.	Sole Dispositive Power 17,237,568

	10.	Shared Dispositive Power See Item 5(b) of this Third Amendment.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,237,568

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 23.5% (1)

14.	Type of Reporting Person (See Instructions) CO, HC

(1)           As reported in the Issuer’s Report on Form 10-Q for the fiscal quarter ended January 31, 2005, filed with the Commission on March 14, 2005, as of March 8, 2005, the Issuer had outstanding 18,593,923 shares (excluding 6,480,937 treasury shares) of Common Stock, par value $0.01 per share (“Common Stock”), 9,816,988 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), and 73,513,774 shares (excluding 1,713,053 treasury shares) of Class B Common Stock, par value $0.01 per share (“Class B Common Stock”).  Each share of Common Stock is entitled to one vote per share, each share of Class A Common Stock is entitled to three votes per share, and each share of Class B Common Stock is entitled to one-tenth of one vote per share.  The Reporting Person’s beneficial ownership has decreased from approximately 24.5% to approximately 23.45% of the outstanding Class B Common Stock, increased from approximately 15.51% to 16.91% of the Issuer’s outstanding common equity, and increased from approximately 2.36% to 3.11% of the Issuer’s outstanding voting power.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

IDT CORPORATION

Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), originally filed a Statement on Schedule 13D (the “Original Statement” ) on June 16, 2000, with respect to the Common Stock, par value $0.01 per share (“Common Stock”) of IDT Corporation, a Delaware corporation (“IDT” or the “Issuer”).  The Reporting Person filed Amendment No. 1 to the Original Statement on November 8, 2001 (the “First Amendment”), in which it reported that it had exchanged all of its shares of Common Stock for shares of IDT Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), and had acquired additional shares of Class B Common Stock.  The Reporting Person filed Amendment No. 2 to the Original Statement on March 9, 2004 (the “Second Amendment,” and together with the Original Statement and the First Amendment, the “Statement”), to report its acquisition of additional shares of Class B Common Stock.  The Reporting Person is filing this Amendment No. 3 (the “Third Amendment”) to report its acquisition of additional shares of Class B Common Stock.  Capitalized terms used but not otherwise defined herein have the respective meanings given to such terms in the Statement.

Item 2.	Identity and Background
The first and second paragraphs of Item 2 of the Second Amendment are hereby deleted and restated in their entirety as follows:

The Reporting Person owns 100% of LMC Capital LLC, a Delaware limited liability company (“LMC Capital”).  LMC Capital owns 100% of Liberty Programming Company LLC, a Delaware limited liability company (“Liberty Programming”).  Liberty Programming owns 99.7% of the outstanding common stock of LMC Animal Planet, Inc., a Colorado corporation (“LMC Animal Planet”), representing a 96.7% voting interest therein.  LMC Animal Planet holds 3,754,479 shares of Class B Common Stock directly.  LMC Animal Planet owns 100% of Liberty IDTC, Inc., a Delaware corporation (“Liberty IDTC”).  Liberty IDTC holds 10,260,303 shares of Class B Common Stock.

The Reporting Person owns 100% of each of the following subsidiaries indirectly:  (i) Liberty IDTC 2, Inc., a Delaware corporation, which holds 676,890 shares of Class B Common Stock, (ii) Liberty IDTC 3, Inc., a Delaware corporation, which holds 2,030,669 shares of Class B Common Stock and (iii) Liberty IDTC 4, Inc., a Delaware corporation, which holds 515,227 shares of Class B Common Stock.

The Reporting Person is a holding company which, through its ownership of interests in subsidiaries and other companies, is primarily engaged in the electronic retailing, media, communications and entertainment industries. Through its subsidiaries, the Reporting Person operates in the United States, Europe and Asia.
Schedule 1 referenced in Item 2 of the Statement is hereby deleted and restated in its entirety as set forth on Schedule 1 attached to this Third Amendment.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and supplemented to include the following:

The Reporting Person acquired beneficial ownership of 3,754,479 shares of Class B Common Stock pursuant to the Agreement and Plan of Merger, dated as of December 15, 2004, among the Issuer, LMC Animal Planet, Inc., a Colorado corporation and a majority owned subsidiary of Liberty (“LMC Animal Planet”), and certain of their respective subsidiaries (the “Merger Agreement”).  Pursuant to the Merger Agreement, on March 8, 2005 (the “Closing Date”), three wholly owned subsidiaries of LMC Animal Planet were merged with three wholly owned subsidiaries of the Issuer, in exchange for an aggregate of 3,754,479 shares of Class B Common Stock issued to LMC Animal Planet.  The sole assets of the three subsidiaries acquired by the Issuer were, collectively, 1,250,000 shares of common stock of Net2Phone, Inc., a Delaware corporation (“Net2Phone”), and non-controlling membership interests in NTOP Holdings LLC, a Delaware limited liability company (“NTOP”), which holds 28,896,750 shares of Class A common stock of Net2Phone.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of such document, a copy of which is filed as an Exhibit to this Third Amendment and is incorporated herein by reference.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended and supplemented to include the following:

On March 8, 2005, the Reporting Person acquired beneficial ownership of an aggregate of 3,754,479 shares of Class B Common Stock for investment purposes pursuant to the Merger Agreement described in Item 3 of this Third Amendment, which description is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
The first paragraph of Item 5(a) of the Statement is hereby deleted and restated in its entirety as follows:

(a)           As reported in the Issuer’s Report on Form 10-Q for the fiscal quarter ended January 31, 2005, filed with the Commission on March 14, 2005, as of March 8, 2005, the Issuer had outstanding 18,593,923 shares (excluding 6,480,937 treasury shares) of Common Stock, 9,816,988 shares of Class A Common Stock, and 73,513,774 shares (excluding 1,713,053 treasury shares) of Class B Common Stock.  Each share of Common Stock is entitled to one vote per share, each share of Class A Common Stock is entitled to three votes per share, and each share of Class B Common Stock is entitled to one-tenth of one vote per share.  The Reporting Person’s beneficial ownership has decreased from approximately 24.5% to approximately 23.5% of the outstanding Class B Common Stock, increased from approximately 15.51% to 16.91% of the Issuer’s outstanding common equity, and increased from approximately 2.36% to 3.11% of the Issuer’s outstanding voting power.

The second paragraph of Item 5(a) of the Statement is hereby amended and supplemented to include the following:

In December 2004 the Malone Family Foundation disposed of all the shares of Common Stock and Class B Common Stock it previously held.
Item 5(b) of the Statement is hereby deleted and restated in its entirety as follows:

(b)           The Reporting Person has the sole power to vote or to direct the voting of and to dispose or direct the disposition of 17,237,568 shares of Class B Common Stock.  Mr. Bennett shares voting and dispositive power over the Class B Common Stock held by Hilltop Investments, Inc. with his spouse.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Statement is hereby amended and supplemented to include the following:
2005 Registration Rights Agreement

In connection with the Merger Agreement, LMC Animal Planet and the Issuer entered into a Registration Rights Agreement, dated as of March 8, 2005 (the “2005 Registration Rights Agreement”).  The 2005 Registration Rights Agreement provides LMC Animal Planet with, among other things, certain rights to require the Issuer to register for resale under the Securities Act of 1933, as amended, up to 3,754,479 shares of Class B Common Stock issued to LMC Animal Planet pursuant to the Merger Agreement.

The foregoing description of the 2005 Registration Rights Agreement is qualified in its entirety by reference to the full text of such document, a copy of which is filed as an Exhibit to this Third Amendment, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and supplemented to include the following:

7(r)          Agreement and Plan of Merger, dated as of December 15, 2004, among LMC Animal Planet, Inc., Liberty N2P, Inc., Liberty N2P II, Inc., Liberty N2P III, Inc., IDT Corporation, IDT-LMC Acquisition I, Inc., IDT-LMC Acquisition II, Inc., and IDT-LMC Acquisition III, Inc.

7(s) Registration Rights Agreement, dated as of March 8, 2005, between IDT Corporation and LMC Animal Planet, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2005

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Senior Vice President, General Counsel and Secretary

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	President, Chief Executive Officer and Director of Liberty

Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty

Exhibit Index

Exhibit No.	Description

7(r)

Agreement and Plan of Merger, dated as of December 15, 2004, among LMC Animal Planet, Inc., Liberty N2P, Inc., Liberty N2P II, Inc., Liberty N2P III, Inc., IDT Corporation, IDT-LMC Acquisition I, Inc., IDT-LMC Acquisition II, Inc., and IDT-LMC Acquisition III, Inc.

7(s)	Registration Rights Agreement, dated as of March 8, 2005, between IDT Corporation and LMC Animal Planet, Inc.